UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

LivaNova PLC

England and Wales (State or Other Jurisdiction of Incorporation)	001-37599 (Commission File Number)	98-1268150 (IRS Employer Identification No.)

20 Eastbourne Terrace
London, United Kingdom
W2 6LG
(Address of Principal Executive Offices) (Zip Code)

Pascal Govi
Senior Vice President, Global Operations
+44 (0)203 325 0660
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

INFORMATION TO BE INCLUDED IN THE REPORT
Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
LivaNova PLC, a public limited company incorporated under the laws of England and Wales (“LivaNova”) was formed for the purpose of facilitating the business combination of Cyberonics, Inc., a Delaware corporation (“Cyberonics”), and Sorin S.p.A., a joint stock company organized under the laws of Italy (“Sorin”). Cyberonics was considered the accounting acquirer and LivaNova PLC (“LivaNova”, “registrant”, “we”, “us”, or “our”) became the successor organization to Cyberonics. Per the instructions to Item 1.01 of the SEC’s Form SD, a “registrant that acquires or otherwise obtains control over a company that manufactures or contracts to manufacture products with conflict minerals necessary to the functionality or production of those products that previously had not been obligated to provide a specialized disclosure report with respect to its conflict minerals will be permitted to delay reporting on the products manufactured by the acquired company until the end of the first reporting calendar year that begins no sooner than eight months after the effective date of the acquisition.” As a result, LivaNova is filing this Specialized Disclosure Report on Form SD (this “Form SD”) for legacy Cyberonics’ supply chain operations for the year ended December 31, 2016. This Form SD is presented in compliance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2016 to December 31, 2016.
A copy of our Conflict Minerals Report is filed as a part of this Form SD. In accordance with Rule 12b-12 (17 CFR 240.12b-12), a copy of this Form SD may be found on our website at http://www.livanova.com/investor-relations/sec-filings.

Item 1.02 Exhibits

LivaNova has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2—Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description

10.1	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LivaNova PLC

Date: May 30, 2017	By:/s/ Catherine Moroz
Name: Catherine Moroz
Title: Company Secretary

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